United States securities and exchange commission logo





                             July 9, 2021

       Matthew Oppenheimer
       Chief Executive Officer
       Remitly Global, Inc.
       1111 Third Avenue, Suite 2100
       Seattle, WA 98101

                                                        Re: Remitly Global,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 9,
2021
                                                            CIK No. 0001782170

       Dear Mr. Oppenheimer:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Glossary of Terms Used in this Prospectus, page ii

   1. Elaborate upon your definition of "corridor" to explain why multiple remittance networks are established between
send and receive countries, with a view to putting your references to "1,700 corridors
worldwide" and "corridor-specific targets" in context.
       Global Network - Conveniently Putting Money Safely in the Hands of Your Family, Wherever
       They Live, page 3

   2. We note your disclosure that your customers primarily send money from the United
                                                        States, Canada, United
Kingdom, other countries in Europe, and Australia and that your largest receive
countries include India, the Philippines, and Mexico. Please revise to
 Matthew Oppenheimer
Remitly Global, Inc.
July 9, 2021
Page 2
         clarify your largest send country and quantify its revenue contribution. In this regard, we note from Note 16 on page F-33 that the United States appears to be your primary revenue generating geographic location.
We Benefit from a Powerful Flywheel, page 7

3. Provide support for your statements about the "$702 billion in total migrant remittance inflow volume in 2020" and the "$540 billion core serviceable available market of remittance [that] flows to low- and middle- income countries."
4. In an appropriate place in your registration statement, disclose the underlying calculations that support your five-year LTV/CAC ratio of over 5x.
5. The depiction of cohort revenues in your chart on page 8 makes it difficult to discern whether revenues have declined or remained steady or both from year-to-year. Revise to clarify the chart or provide narrative disclosure that explains these trends.
Expand into new countries and partner networks, page 9

6. We note your disclosure that you plan to increase your reach to more than 4,500 corridors in the "coming years." To the extent possible, please revise to clarify the time range applicable to this expansion plan.
We transfer large sums of customer funds daily..., page 22

7. Please revise to disclose the extent of your historical losses as a result of the risks you discuss here, with a view to putting this risk in context.
If we do not or cannot maintain the compatibility of our platform..., page 30

8. You mention the importance of strategic partners, particularly your financial institution partners, here. In an appropriate place in your Business discussion, please elaborate upon the role of these strategic partners, the material terms of any agreements you have with them and the extent to which your operations may be dependent on any of them.
A substantial amount of our revenue is derived from remittances to India, the Philippines and
Mexico, page 42

9. Please revise to quantify the percentage of revenue derived for each geographic location so investors can appreciate the discussed risk.
Use  of Proceeds,
FirstName         page 62
            LastNameMatthew      Oppenheimer
Comapany
10.          NameRemitly
        Please              Global,
               revise the third     Inc. to more specifically identify and
quantify the principal
                                paragraph
July 9, intended
        2021 Pageuses
                   2 of the net proceeds. Refer to Item 504 of Regulation S-K. FirstName LastName
 Matthew Oppenheimer
FirstName   LastNameMatthew Oppenheimer
Remitly Global,  Inc.
Comapany
July 9, 2021NameRemitly Global, Inc.
July 9,3 2021 Page 3
Page
FirstName LastName
Digital Banking Services, page 100

11. To the extent available, please revise to quantify the number of customers who have set up
         Passbook accounts. In doing do, elaborate upon how this particular service has the potential to enhance your existing services or increase revenues by "promoting financial access."
Remitly for Developers, page 102

12. Please revise to discuss this service in greater detail. For instance, please explain in greater detail how a business customer would use Remitly for Developers in the cross-
         border context. Explain any potential revenue generation from this service and how this service fits into your overall business model.
Principal Stockholders, page 147

13. Please revise to provide the required information as of the most recent practicable date.
         Refer to Item 403 of Regulation S-K.
14. Please refer to footnote (10). Please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.
Choice of Forum, page 154

15. We note that your disclosure on page 57 states that "neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act." We also note your disclosure in this section states that "the
         Federal Forum Provision will, to the fullest extent permitted by law, apply to suits brought to enforce any duty or liability created by the Exchange Act." Please reconcile and revise as applicable.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-8

16. Please present proceeds from and payments of borrowings on a gross basis. Refer to ASC
         230-10-45-7 and 45-9.
2. Summary of Significant Accounting Policies
Disbursement Prefunding, page F-11

17. Please tell us who the disbursement partners are, how the disbursement prefunding amounts are held (e.g., bank account) and the related terms. Also, explain why
         these amounts do not qualify for treatment as cash and cash equivalents. Finally, tell us why the related cash flows are appropriately classified as operating activities, rather than as investing activities. Refer to ASC 230-10-20, ASC 230-10-45-5 and 230-10-50-1.
 Matthew Oppenheimer
FirstName   LastNameMatthew Oppenheimer
Remitly Global,  Inc.
Comapany
July 9, 2021NameRemitly Global, Inc.
July 9,4 2021 Page 4
Page
FirstName LastName
Customer Support and Operations
Technology and Development, page F-15

18. Please disclose in detail the types of activities included in the customer support and operations and technology and development line items. In addition, please tell us whether any costs other than research and development costs are included in technology and development expenses. If so, also tell us how you considered presenting research and development costs separately pursuant to ASC 730-10-50-1.
General and Administrative, page F-15

19. Please tell us why you do not appear to allocate any depreciation and/or amortization expenses to transaction expenses, customer support and operations, and/or technology and development expenses, when presumably some of the underlying assets are used in these respective functions. In addition, please tell us how you considered the guidance in SAB
         Topic 11:B in your income statement presentation.
10. Stock-Based Compensation, page F-26

20. With regards to your 2019 Tender Offer, you disclose that the amounts paid in excess of the fair value of the common shares repurchased, totaling $4.0 million, were recorded as stock-based compensation expense for the year ended December 31, 2019. Please tell us how this was reflected in the tabular disclosure on page F-28, which only shows $3.7 million of stock-based compensation expense included in the statements of operations and does not appear to be related to the 2019 Tender Offer. Also, tell us why the disclosures in various line items on pages 78 and 79 related to changes in stock-based compensation between periods appear to contradict this tabular disclosure.
General

21. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. Matthew Oppenheimer
FirstName   LastNameMatthew Oppenheimer
Remitly Global,  Inc.
Comapany
July 9, 2021NameRemitly Global, Inc.
July 9,5 2021 Page 5
Page
FirstName LastName
       You may contact Stephen Kim at 202-551-3291 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services